UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                    Premium Financial Services & Leasing, Inc.
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                                (Name of Issuer)


                          Common Stock, par value $.001
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                         (Title of Class of Securities)


                             Common Stock: none
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                                 (CUSIP Number)

                            Kevin M. Sherlock, Esq.
                            2609 E. Broadway Blvd.
                               Tucson, AZ 85716
                                (520) 906-3679
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 21, 2002
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Note).

                                  SCHEDULE 13D

CUSIP No.  Common Stock: None

1        NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO.
         OF PERSON
                                 Michael Gooch

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                              (a) ___
                                                              (b) ___
3        SEC USE ONLY


4        SOURCE OF FUNDS                                          SC


5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                          ____

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

Number of            7. Sole Voting Power
Shares                4,000,000 Common Stock
Beneficially
Owned by
Each
Reporting
Person With
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                     8. Shared Voting Power
                              0
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                     9. Sole Dispositive Power
                       4,000,000 Common Stock
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                     10. Shared Dispositive Power
                              0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                        4,000,000 Common Stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                      ______


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              80% Common Stock

14       TYPE OF REPORTING PERSON                                IN


ITEM 1.  SECURITY AND ISSUER

          The titles of the classes of equity security to which this statement relates are Common Stock, par value $.001.

          The issuer of the securities is Premium Financial Services & Leasing, Inc (the "Issuer") a Wyoming corporation. The Issuer's principal executive offices are located at 9229 Delegates Row, Suite 130, Indianapolis, Indiana 46240.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) The name of the Reporting Person filing this statement is Michael Gooch.

         (b) The business address of the Reporting Person is 9229
Delegates Row, Suite 130, Indianapolis, Indiana 46240.

         (c) The Reporting Person is the Chairman and President of Premium Financial Services & Leasing, Inc., 9229 Delegates Row, Suite 130, Indianapolis, Indiana 46240.

         (d) The Reporting Person has not, during the past five years, been convicted in a criminal proceeding.

         (e) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a United States Citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The Reporting Person acquired 4,000,000 shares of Common Stock from the Issuer in exchange for the acquisition by the Issuer of Premium Financial Services & Leasing, Inc., an Indiana corporation, of which the Reporting Person was the owner.

ITEM 4.  PURPOSE OF TRANSACTION

          Upon the acquisition by the Issue of the Reporting Person's company, Premium Financial Services & Leasing, Inc. (Indiana), the Reporting Person received 4,000,000 common shares of the Issuer on May 21, 2002, which represent 80% of the issued and outstanding shares of Common Stock of the Issuer. The Reporting Person's ownership interest results from the Issuer's acquisition of Premium Financial Services & Leasing, Inc. (Indiana) pursuant to the Acquisition Agreement entered into by and among the Issuer and Premium Financial Services & Leasing, Inc. (Indiana). In connection with the transaction, the Reporting Person became a principal shareholder of the Issuer, and holds a control position.

          Except as set forth in this Item 4, the Reporting Person has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person beneficially owns 4,000,000 (80%) of the issued and outstanding shares of Common Stock of the Issuer.

(b) The Reporting Person has the sole power to vote and dispose of the 4,000,000 shares of common stock he owns.

(c) No transactions in the Common Stock have been effected during the past 60 days by the Reporting Person.

(d) No person is known to the Reporting Person to have any right to receive, or power to direct the receipt of, dividends from or the proceeds from the sale of any of the securities covered by this statement, except as provided herein.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT
         TO SECURITIES OF THE ISSUER

    The Reporting Person has no contracts, arrangements, understandings or relationships required to be reported under this Item 6.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

--------- ------------------------------------- ----------------------
EXHIBIT NO. DESCRIPTION                           REFERENCE

--------- ------------------------------------- ----------------------
1           Acquisition Agreement by and among   Incorporated by
            the Issuer and Rochester Portable    reference to Appendix
            Specialties, Inc. dated April 8,     A of Schedule 14C,
            2002.                                filed with the
                                                 Commission on May 2,
                                                   2002.
--------- ------------------------------------- ----------------------
2           Registration Statement on Form SB-2    Incorporated by
            filed with the Commission on June 11,   reference.
            2002, amended September 4, 2002,
            amended December 12, 2002, and as
            further amended.
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    05/09/03                                        /s/ MICHAEL GOOCH
      Date                                             MICHAEL GOOCH